CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2005
Earnings from continuing operations	$ 17,324		$ 24,934		$ 55,234
Income taxes	10,783		15,456		30,553
Earnings from continuing operations before income taxes	$ 28,107		$ 40,390		$ 85,787
Fixed charges:
Interest, long-term debt	$ 5,345		$ 11,844		$ 25,307
Interest, other (including interest on short-term debt)	924		1,482		2,583
Amortization of debt expense, premium, net	327		774		1,672
Portion of rentals representative of an interest factor	109		153		282
Total fixed charges	$ 6,705		$ 14,253		$ 29,844
Earnings from continuing operations before income taxes	$ 28,107		$ 40,390		$ 85,787
Plus: total fixed charges from above	6,705		14,253		29,844
Earnings from continuing operations before income taxes and fixed charges	$ 34,812		$ 54,643		$ 115,631
Ratio of earnings to fixed charges	5.19	x	3.83	x	3.87	x